UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914, 333-266481 and 333-289027) and Form F-3 (File Nos. 333-271884, 333-288708, 333-288709 and 333-289847).

Extension of Expiration Date of Warrants

Sequans Communications S.A. previously reported that, in connection with private placements of equity and secured convertible debentures, it issued warrants to purchase ordinary shares represented by American Depositary Shares or pre-funded warrants. The Common Warrants were originally exercisable for 90 days from the closing date of the private placements, which closing date was July 7, 2025.

The Common Warrants may be exercised for (i) Warrant Shares, at an exercise price equal to $14.00 for each Common Warrant or (ii) Pre-Funded Warrants, at an exercise price equal to $14.00 minus €0.10 for each Common Warrant. The exercise prices reflect the current ADS ratio of one ADS representing 100 ordinary shares.

On October 1, 2025, the Company extended the expiration date of the Common Warrants to December 31, 2025. Except for the Expiration Date Extension, all other terms and conditions of the Common Warrants remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: October 2, 2025	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer